

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4631

June 12, 2009

By U.S. Mail and Facsimile

Mr. John Chen
Chief Financial Officer
General Steel Holdings, Inc.
Kun Tai International Mansion Building, Suite 2315
Yi No. 12, Chaoyangmenwai Avenue
Chaoyang District, Beijing, China 100020

> **Re:** **General Steel Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **File No. 001-33717**

Dear Mr. Chen:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   Please correct your commission filing number on the cover of your filings to read 001-33717, which was assigned in conjunction with your filing of the Form 8-A registration statement on October 10, 2007.

Item 1. Business, page 4
Supply of Raw Materials, page 9

2.   Please disclose the sources and/or major suppliers of all your raw materials, i.e. coke, coal or iron ore, for your Longmen Joint Venture and other operations, if applicable. Illustrate in a table the relative percentages of these materials provided by your company, affiliated companies, and others.

3.   Please describe the Mulonggou mine operation which is owned by your Longmen Joint Venture. If the mine operations have reserves as defined by Industry Guide 7, please disclose the tonnage and grade for iron ore properties and in the event your company owns or controls coal reserves disclose the tonnage, percent sulfur, and caloric values. Supplementally provide an estimate of the asset value of your mining operations and iron ore/coal processing facilities.

4.   Please expand your disclosure of the Longman Joint Venture by generally describing your transportation facilities, coal/coke operations, and your iron pelletizing facilities.

Item 1A. Risk Factors, page 11

5.   In future filings, please delete the last sentence in the first paragraph in this section. All material risks should be described. If risks are not deemed material, you should not reference them.

Item 2. Properties, page 20

6.   In future filings, please disclose the number of years remaining under each of your land use rights.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25
Results of Operations, page 27
Operating Net Income, page 30

7.   Your presentation of the non-GAAP measure "operating net income" appears to violate Item 10(e) of Regulation S-K. Please either remove your presentation of this non-GAAP measure or provide us an explanation of how this measure does not violate Item 10(e) of Regulation S-K. This comment also applies to your disclosure of "net income (loss) less derivative impact" and "earnings (loss) per share less derivative impact" which appear in your Form 10-Q for the fiscal quarter ended March 31, 2009.

Liquidity and Capital Resources, page 32

8.   Please revise future filings to provide an analysis of the changes seen on your
        cash flow statement when comparing the current period to the prior period for
        each category of cash flows. For example, your discussion of operating cash
        flows should explain the reasons for material changes in non-cash items, as well
        as discuss significant fluctuations in working capital items, as applicable.

9.   Given the importance of available funding to your business, please tell us and
        revise future filings to include a more specific and comprehensive discussion of
        the terms of your notes payable, loans and convertible notes, including whether
        your short-term notes payable and short-term loans are subject to any significant
        financial covenants and your compliance with them.

Item 9A. Controls and Procedures, page 35
a) Evaluations of Disclosure Controls and Procedures, page 35

10.   We note that your management performed additional analysis, reconciliations,
        and other post-closing procedures and concluded that the Company's
        consolidated financial statements for the periods covered by and included in the
        Form 10-K comply in all material respects with generally accepted accounting
        practices in the U.S. Please explain to us the connection between these additional
        analyses and management's conclusion, under Exchange Act Rules 13a-15(e) and
        15d-15(e) and Item 307 of Regulation S-K, that your disclosure controls and
        procedures are not effective due to the material weaknesses you disclose.

b) Management's Annual Report on Internal Control Over Financial Reporting, page 36

11.   In future filings, please reference the correct Exchange Act rule when referring to
        management's responsibility for establishing and maintaining adequate internal
        control over financial reporting.

12.   We note your disclosure that your remediation plans include investing in on-
        going efforts to continuously improve the control environment and improving the
        design, implementation, documentation, testing and monitoring of your internal
        controls. Given that your remediation plans are comprehensive, it appears that
        additional control weaknesses may exist in your Internal Controls Over Financial
        Reporting. Please tell us how you determined that your material weaknesses were
        not more pervasive than the specific ones you have identified. In this regard,
        please include a discussion regarding what consideration you have given to
        whether control weaknesses existed in your risk assessment, design and
        implementation of control systems and the monitoring of your control
        environment.

13.   Please provide us with a specific and comprehensive discussion regarding how you determined that you completed a full assessment of the effectiveness of your internal controls. In this regard, please tell us why your remediation efforts include improvements in the documentation and testing of your internal controls.

Item 11. Executive Compensation, page 43

14.   In future filings, please discuss why you award unregistered securities, as opposed to registered securities, to your executive officers and directors.

15.   In future filings where you award stock or options to your executive officers, please include an Option Exercises and Stock Vested Table pursuant to Item 402(g) of Regulation S-K.

Compensation Elements and Procedure, page 44

16.   We note that you granted your Chief Executive Officer and Chief Financial Officer fully-vested unregistered shares of your common stock as part of your 2008 Equity Incentive Plan. In future filings, please disclose how you determined the amount of shares awarded. See Item 402(b)(1)(v) of Regulation S-K. If these awards depended on meeting certain corporate or individual performance targets, please disclose these targets and discuss the specific items of corporate performance and individual contribution taken into account when setting the targets and evaluating whether the targets were achieved. See Item 402(b)(2)(v)-(vii) of Regulation S-K.

Summary Compensation Table, page 44

17.   Please include a footnote to the Stock Awards column disclosing all assumptions made in the valuation of these awards. See Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, page 47

18.   In future filings, please ensure that this section complies with Item 404 of Regulation S-K. Specifically, please describe the basis on which each person is a related person pursuant to Item 404(a) and include a discussion of your policies and procedures for the review, approval, or ratification of any related party transaction pursuant to Item 404(b).

Item 15. Exhibits and Financial Statement Schedules, page 50
General

19.   Please provide us, and include in future filings, segment disclosures required by paragraph 25 of SFAS 131.

Note 7 – Intangible Assets, page 71

20.   In future filings, please revise your disclosures to provide the gross carrying amount and accumulated amortization, by major intangible asset class, and the estimated aggregate amortization expense for each of the five succeeding fiscal years, as required by paragraph 45 of SFAS 142.

Note 11 – Convertible Notes, page 74

21.   Please supplementally provide us, and disclose in future filings, a rollfoward of your derivative liability balance.

22.   With a view towards future disclosure, please provide us with a specific and comprehensive discussion regarding how you determined it was appropriate to record a gain on the July 2008 note conversion.

Exhibits, page 92

23.   In future filings, please file the Baotou Steel-GSHI Special Steel Joint Venture Agreement as Exhibit 10 rather than Exhibit 1.

24.   In future filings, please file Exhibit 21, list of subsidiaries, as an independent exhibit to the filing rather than including it at the end of the filing.

Signatures, page 94

25.   We note that your annual report on Form 10-K has not been signed by anyone in the capacity of principal accounting officer. Your annual report on Form 10-K must be signed by the registrant and on behalf of the registrant by your principal executive officer, your principal financial officer, your controller or principal accounting officer, and by at least the majority of your board of directors. Please refer to General Instruction D(2)(a) of Form 10-K and the signature page section of Form 10-K. If you do not have an officer who holds the titles of controller or principal accounting officer, the person who has responsibility for these functions (e.g., your chief financial officer) should sign the annual report and be designated on the signature page as your principal accounting officer. In future filings, please ensure that your filings are properly executed.

Exhibit 31 – Section 302 Certifications

26.   We note that your certifications omit the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting as required by Item 601(B)(31) of Regulation S-K. This language became required when you began including a report by management on the effectiveness of the company's internal control over financial reporting as disclosed in Item 9A of your Form 10-K. Please revise future filings to include the aforementioned language in your certifications.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Item 1. Financial Statements, page 2

Note 2 – Summary of Significant Accounting Policies, page 7
Financial Instruments, page 9

27.   With a view towards future disclosure please supplementally tell us the reason the derivative liabilities changed in classification to a Level 2 input at March 31, 2009 from a Level 3 input at December 31, 2008. Additionally, please provide us, and include in future filings, the reconciliation required of fair value measurements using Level 3 inputs as provided in paragraph 32c of SFAS 157.

Note 22 – Subsequent Event, page 37

28.   Please supplementally explain to us how you have accounted for the reset in the conversion price of the senior convertible notes issued in December 2007.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Dietrich King, Staff Attorney, at (202) 551-3338, if you have any questions regarding comments on legal matters. If you have any questions regarding financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief